EXHIBIT 1 TO FORM 8K/A

DATAMEG CORPORATION

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005

Note T. RESTATEMENT OF 2005 FINANCIAL STATEMENTS

The Company has restated its 2005 financial statements to more accurately reflect the activity during and the balances at December 31, 2005. The significant differences are identified and described below.
	Original	Restated	Difference	Reference
Prepaid and deferred expenses	$ 1,187	$ 27,187	$ 26,000	(1)
Property and Equipment, Net	91,718	367	(91,351)	(2)
Accounts payable & accruals	(2,699,426)	(2,689,909)	9,517	(3) (7)
Capital lease obligation	(8,302)	-	8,302	(3)
Convertible promissory notes	(284,510)	(267,949)	16,561	(3)
Convertible subordinated debentures	(20,000)	-	20,000	(3)
Notes payable	(1,364,873)	(843,809)	521,064	(3)
Common stock	(33,046)	(32,046)	1,000	(4)
Additional paid-in capital	(30,274,663)	(30,211,296)	63,367	(4) (5) (6) (8)
Stock subscriptions receivable	469,556	420,056	(49,500)	(5)
Stock to be issued	(279,263)	(375,763)	(96,500)	(6)
Operating expenses	5,030,938	5,146,925	115,987	(2) (4) (8)
Interest expense	1,511,942	1,474,289	(37,653)	(7)
Write-off of debt	-	(511,860)	(511,860)	(3)
Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ -

Note T. RESTATEMENT OF 2005 FINANCIAL STATEMENTS (CONTINUED)

(1) At December 31, 2005, the Company had received invoices for software licensing agreement for use of certain software rights during the first two quarters of 2006. The Company has recorded the invoices as a $26,000 deferred expense, which was subsequently amortized to license expense during 2006.

(2) During 2005, the Company capitalized certain software licenses as intangible assets it had planned to amortize over three years. Upon further review of the license agreement, it was determined that no title had passed to the Company, and therefore capitalization under SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," was not appropriate. As of December 31, 2005, the capitalized cost of approximately $103,000 was reclassified to license expense and related accumulated depreciation (and corresponding depreciation expense( of approximately $11,500 was reversed, resulting a change in property and equipment, net, of $91,500.

(3) As described in Note R, at December 31, 2005, the Company wrote off $511,860 in payables and accruals for which collection had been determined to be remote or past statutes of limitations. Included in this write off were $8,302 in capital lease obligation and $20,000 in convertible debentures. To allow for possible future collection, the Company set up a $48,000 reserve at 12/31/05 that will be amortized quarterly over three years.

The $521,064 and $16,561differences in restated notes payable and convertible promissory notes, respectively, is due to reclassification of accrued interest from notes payable to accrued liabilities.

(4) As described in the 12th paragraph of Note L, the Company and its former officer, William J. Mortimer, entered into a settlement agreement during 2006 resolving disagreements regarding the vesting of 12,000,000 shares of stock issued in lieu of compensation. The Company initially recorded the issuance of the 12,000,000 shares and related expense during 2005 and the return of the 10,000,000 shares and related expense reversal against paid-in capital during 2006. However, since the Company had determined to restate its financials based on other reasons described in this footnote, Management resolved to record the net transaction during 2005 pursuant to AU 560 (Note R), as it more accurately reflects the substance of the transactions. This resulted in reductions of $1,000 (10,000,000 shares at $.0001 par value) to common stock, $465,667 to additional paid-in capital, and $466,667 to compensation expense.

(5) During 2005, the Company issued stock for payment that had not yet been received, and booked a stock subscription receivable of $49,500. When payment was received shortly thereafter, the funds were recorded straight to additional paid-in capital, thereby overstating both accounts. Both accounts were adjusted accordingly and restated.

(6) During 2005, the Company received $96,500 in funds received for stock subsequently issued in 2006. Both additional paid-in capital and the stock to be issued account were restated at December 31, 2005 to reflect the stock owed to the investor.

(7) As described in the second paragraph of Note H, the Company has been accruing excess interest on a promissory note entered into during 2003. The restated financials include a reduction in 2005 interest expense of approximately $38,000.

(8) Upon reexamination of the valuation and vesting of the Company’s stock options, Management determined that approximately $536,000 in compensation expense incurred during 2005 had not been recorded. The increase is due mainly to recording incremental compensation upon revision or cancellation and reissuance of options, 2005 vesting that was over-looked, and the remaining compensation expense on cancelled option agreements. These adjustments resulted in a corresponding increase in additional paid-in capital.

EXCERPT FROM DATAMEG 10KSB for the period ending March 31, 2007.

Note O. SUBSEQUENT EVENTS / RESTATEMENT OF MARCH 31, 2006 FINANCIALS

On April 12, 2007, the Company advised its new independent accountant that certain matters in its audited consolidated financials contained in the Company’s Form 10KSB for 2005 need to be restated. As a result, the Company advised that its Form 10KSB for 2005 and subsequent interim reports in 2006 may not be relied upon. With the filing of the Company’s Form 10KSB for 2006 and subsequent quarterly filings containing comparative interim financials from the preceding year, its reports may be relied upon.

The restated March 31, 2006 financials are included in this Form 10-QSB. Details of the adjustments made to the Company’s December 31, 2005 financials are described in Note T of the 2006 Form 10-KSB. The affects of the restatement on the quarter ended March 31, 2006 are as follows:

		Unaudited	Roll Forward	3/31/2006	Additional	Unaudited
		Balance	of 12/31/2005	Balances	3/31/2006	Balance
	12/31/2005	3/31/2006	Restatement	Rolled	Restatement	3/31/2006	Reference
Consolidated Balances	(Restated)	(Original)	Adjustments	Forward	Adjustments	(Restated)	#
						-
Cash and equivalents	11,936	11,032		11,032		11,032
Accounts receivable	7,100	-		-		-
Inventory	159,788	152,478		152,478		152,478
PPE, net	367	79,965	(91,351)	(11,386)	11,468	82	(1)
Goodwill	206,746	206,746		206,746		206,746
Prepaid and deferred expenses	27,187	392	26,000	26,392	(13,000)	13,392	(10
Deposits	7,218	7,218		7,218		7,218
A/P & accruals	(2,689,909)	(2,495,582)	14,581	(2,481,001)	4,000		(2)
					(41,137)		(3)
					(6,794)	(2,524,932)	(3)
Deferred revenue	(7,344)	(9,705)		(9,705)		(9,705)
Due to related parties	(56,760)	(56,760)		(56,760)		(56,760)
Capital lease obligation	-	(8,302)	8,302	-		-
Convertible subordinated debentures	-	(20,000)	20,000	-		-
Convertible promissory notes	(267,949)	(51,138)	16,561	(34,577)	6,794	(27,783)	(3)
Notes payable - current	(843,809)	(1,630,216)	521,064	(1,109,152)	41,137	(1,068,015)	(3)
Minority interest	67,939	67,939		67,939		67,939
Common stock	(32,046)	(34,081)	1,000	(33,081)		(33,081)
APIC	(30,211,296)	(30,754,802)	63,367	(30,691,435)	(682,663)	(31,374,098)	(4)
Stock subscriptions receivable	420,056	469,556	(49,500)	420,056		420,056
Stock to be issued	(375,763)	(595,913)	(96,500)	(692,413)	682,663	(9,750)	(4)
Accumulated deficit	27,470,035	34,010,063	(433,524)	33,576,539		33,576,539
Net loss	6,106,504	651,110		651,110	13,000		(1)
					(11,468)		(1)
					(4,000)	648,642	(2)
Basic and diluted loss per share		$0.00				($0.002)

(1)During 2005, the Company capitalized certain software licensed as intangible assets it had planned to amortize over three years. Upon further review of the license agreement, management determined that the proper accounting treatment was to expense these costs. Accordingly, the intangible asset was reclassified to expense or deferred expenses during 2005. The deferred expense represents invoices received for use of the software over the subsequent year. The Company ratably amortizes the deferred expense to license expense, which was $13,000 for the quarter ended March 31, 2006. Amortization of $11,268 was also reversed as a result of this accounting treatment.

(2)As disclosed in Note M, the Company wrote off a significant amount of debt during the fourth quarters of 2006 and 2005. To allow for possible collections by creditors in the future, the Company set up a reserve it plans to amortize over three years to other income. Amortization of other income totaled $4,000 for the quarter ended March 31, 2006.

(3)These items are not restatements, rather the reclassification of accrued interest from the notes payable accounts to accrued expenses to conform to current period presentation.

(4)As part of the December 31, 2005 restatement, the Company adjusted for deposits received for stock subsequently issued during the first quarter of 2006. It was necessary to reverse these items during the first quarter upon the issuance of the stock. In addition, the Company reclassified additional amounts from the Stock to be Issued account to additional paid-in capital upon the issuance of stock.